News Release

CONTACTS

St. Jude Medical	AGA Medical
J.C. Weigelt	Rachel Ellingson
Tel 651 756 4347	Tel 763 531 3018
Email jweigelt@sjm.com	Email rellingson@amplatzer.com

Filed by St. Jude Medical, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, As Amended

Subject Company: AGA Medical Holdings, Inc.

Commission File No 001-34494

St. Jude Medical Announces Completion and Preliminary Results of Exchange Offer for AGA Medical

ST. PAUL, Minn. — Nov.18, 2010 — St. Jude Medical, Inc. (“St. Jude Medical”) (NYSE: STJ) today announced that its indirect, wholly-owned subsidiary, Asteroid Subsidiary Corporation (“Asteroid Subsidiary”) has successfully completed its previously announced exchange offer for all of the outstanding shares of common stock of AGA Medical Holdings, Inc. (“AGA Medical”) (NASDAQ: AGAM) at 12:00 midnight New York City time (one minute after 11:59 p.m.) on the evening of November 17, 2010, the initial expiration date of the exchange offer, as described in the Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the “SEC”) by St. Jude Medical on October 20, 2010, and amended on November 9, 2010 and November 15, 2010 (as amended, the “Registration Statement”).

Based on a preliminary count by the exchange agent for the exchange offer, a total of 45,804,031 shares of AGA Medical common stock, representing approximately 91.1 percent of AGA Medical’s outstanding common stock, were validly tendered and not withdrawn in the exchange offer.  In addition, 3,384,670 shares, representing approximately 6.7 percent of AGA Medical’s outstanding common stock, were tendered pursuant to notices of guaranteed delivery. As of November 17, 2010, AGA Medical had 50,279,409 shares of common stock outstanding.  All shares that were validly tendered and not withdrawn have been accepted for payment in accordance with the terms of the exchange offer and applicable law.

Of the shares tendered and not subject to a notice of guaranteed delivery, cash elections were made with respect to 28,988,298 shares and stock elections were made with respect to 16,815,733 shares.  In addition, of the shares tendered pursuant to a notice of guaranteed delivery, cash elections were made with respect to 2,039,649 shares and stock elections were made with respect to 1,345,021 shares.  The notice of guaranteed delivery period will end at 5:00 p.m., New York City Time on November 22, 2010.  Accordingly, St. Jude Medical expects to announce the final proration calculations no later than 9:00 a.m. New York City time on November 23, 2010.

St. Jude Medical expects that Asteroid Subsidiary Corporation will merge with and into AGA Medical on November 18, 2010, pursuant to a short-form merger completed using the procedures available under Delaware law.

Upon completion of the merger, 50 percent of the AGA Medical shares converted in the merger will receive $20.80 in cash, without interest, and 50 percent of the AGA Medical shares converted in the merger shall receive 0.540 of a share of St. Jude Medical common stock, subject to adjustment as and to the extent described in the Merger Agreement in order for the exchange offer, taken together with this merger and the second merger described below, to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

After completion of the merger described above and pursuant to the Merger Agreement, St. Jude Medical will cause AGA Medical to be merged with and into a wholly-owned subsidiary of St. Jude Medical, provided that each of St. Jude Medical and AGA Medical receives an opinion of counsel to the effect that the exchange offer, taken together with the first merger described above and this second merger, will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

About AGA Medical

AGA Medical Holdings, Inc., based in Plymouth, Minn., is a leading innovator and manufacturer of medical devices for the treatment of structural heart defects and vascular abnormalities. AGA Medical’s AMPLATZER® occlusion devices offer minimally invasive transcatheter treatments that have been clinically proven to be safe and highly effective in defect closure. AGA Medical is the only manufacturer with occlusion devices approved to close seven different structural heart defects, with leading market positions for each of its devices. For more information, please visit www.amplatzer.com.

About St. Jude Medical

St. Jude Medical, Inc. develops medical technology and services that focus on putting more control into the hands of those who treat cardiac, neurological and chronic pain patients worldwide. The company is dedicated to advancing the practice of medicine by reducing risk wherever possible and contributing to successful outcomes for every patient. St. Jude Medical is headquartered in St. Paul, Minn. and has four major focus areas that include cardiac rhythm management, atrial fibrillation, cardiovascular and neuromodulation. For more information, please visit www.sjm.com.

Forward-Looking Statements

This news release contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements include the expected structure and timetable for the transaction between St. Jude Medical and AGA Medical. The statements in this release are based upon current expectations and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include the failure to satisfy the conditions to complete the transactions contemplated by the Merger Agreement, including the occurrence of any event, change or other circumstance that could give rise to termination of the Merger Agreement and other factors beyond the companies’ control as well as the risk factors and other cautionary statements described in St. Jude Medical’s filings with the SEC. Please refer to the Risk Factors section of the Registration Statement for a further list and description of additional business risks, uncertainties, and other factors that may affect these statements. All subsequent written and oral forward-looking statements attributable to St. Jude Medical or AGA Medical or any person acting on their behalf are qualified by the cautionary statements in this section.

Important Additional Information

This press release does not constitute an offer to purchase, or a solicitation of an offer to sell, shares of common stock of AGA Medical, nor is it a substitute for the Registration Statement and tender offer materials that St. Jude Medical filed with the Securities and Exchange Commission (“SEC”) on October 20, 2010, each as amended.

Investors and security holders of AGA Medical are urged to read the tender offer statement on Schedule TO, amended October 29, 2010, November 9, 2010, November 12, 2010, November 15, 2010 and November 17, 2010 (as amended, the “Schedule TO”), the Registration Statement, and the solicitation/recommendation statement filed by AGA Medical on Schedule 14D-9, amended October 29, 2010, November 8, 2010, November 12, 2010 and November 15, 2010 (as amended, the “Schedule 14D-9”). The tender offer materials (including an offer to purchase, letter of transmittal and related tender offer documents), the Registration Statement and the Schedule 14D-9 contain important information which should be read carefully before any decisions are made with respect to the Offer.

In addition to the Schedule TO, the Schedule 14D-9 and the Registration Statement described above, AGA Medical and St. Jude Medical file annual, quarterly and current reports, proxy statements and other information with the SEC. The Schedule TO, the Schedule 14D-9, the Registration Statement and any other relevant materials, and any other documents filed with the SEC by AGA Medical or St. Jude Medical, are available without charge at the SEC’s website at www.sec.gov, or from the companies’ websites, at www.amplatzer.com and www.sjm.com, respectively.